

**07007090**

19
8/24

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 53425 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder



RECD S.E.C.

AUG 24 2007

803

REPORT FOR THE PERIOD BEGINNING ___07/01/06___ AND ENDING ___06/30/07___
              MM/DD/YY              MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

---

NAME OF BROKER-DEALER: VENECREDIT SECURITIES, INC.

| OFFICIAL USE ONLY |
|---|

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| FIRM I.D. NO. |
|---|

1111 BRICKELL AVENUE, ste 1580
         (No. and Street)

MIAMI        FLORIDA     33131
(City)         (State)       (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ALFONSO OSORIO          305 372 2446
                    (Area Code – Telephone Number)

---

## B. ACCOUNTANT IDENTIFICATION

---

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE CHIZEK AND COMPANY LLC
     (Name – if individual, state last, first, middle name)

6750 North ANDREWS AVE ste 200 FT. LAUDERDALE FL 33309-2180
(Address)       (City)      (State)   (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

AUG 27 2007

THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, __ALFONSO OSORIO_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__VENECREDIT SECURITIES, INC._____ , as
of __JUNE 30_____ , 20 07 , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

__NONE_____

_____

**NAJIB NICOLAS**
Commission #DD304131
My Commission Expires
March 25, 2008

Notary Public

_____
Signature

__PRESIDENT_____
Title

**Sworn to and subscribed before me this
23 day of AUGUST ,2007,**

**by ALFONSO OSORIO.**

**Personally Known** _____
**Produced Identification** ✓

**Type of ID FL.DL#O262-000-68-321-0**

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VENECREDIT SECURITIES, INC.
(A Wholly-Owned Subsidiary of Escadia N.V.)
Miami, Florida

FINANCIAL STATEMENTS
June 30, 2007 and 2006

VENECREDIT SECURITIES, INC.
(A Wholly-Owned Subsidiary of Escadia N.V.)
Miami, Florida

FINANCIAL STATEMENTS
June 30, 2007 and 2006

CONTENTS

 **Crowe.**

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS



Board of Directors and Stockholder
Venecredit Securities, Inc.
Miami, Florida

We have audited the accompanying statements of financial condition of Venecredit Securities, Inc. as of June 30, 2007 and 2006 and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Venecredit Securities, Inc. as of June 30, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the accompanying Schedule of the Computation of Net Capital Pursuant to Rule 17a-5 as of June 30, 2007 and 2006 on page 11 and Schedule of the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 as of June 30, 2007 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Crowe Chizek and Company* LLC
Crowe Chizek and Company LLC

Fort Lauderdale, Florida
August 8, 2007

1.

|  | 2007 | 2006 |
|---|---|---|
| **ASSETS** | | |
| Cash | $ 164,963 | $ 105,889 |
| Commercial paper | 500,433 | 1,124,868 |
| Cash and cash equivalents | 665,396 | 1,230,757 |
| | | |
| Securities owned | 824,257 | - |
| Commissions and fees receivable | 12,920 | 12,428 |
| Office furnishings, equipment, and leasehold improvements, at cost, less accumulated depreciation of $84,947 in 2007 and $77,678 in 2006 | 6,755 | 12,369 |
| Prepaid expenses and other assets | 140,272 | 172,178 |
| | $ 1,649,600 | $ 1,427,732 |
| | | |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| Liabilities | | |
| Accounts payable | $ 1,753 | $ - |
| Accrued commissions | 74,933 | 72,890 |
| Accrued expenses and other liabilities | 15,422 | 42,856 |
| | 92,108 | 115,746 |
| Stockholder's equity | | |
| Common stock | 1,000,000 | 1,000,000 |
| Retained earnings | 557,492 | 311,986 |
| Total stockholder's equity | 1,557,492 | 1,311,986 |
| | $ 1,649,600 | $ 1,427,732 |

See accompanying notes to financial statements.

## VENECREDIT SECURITIES, INC.
## STATEMENTS OF OPERATIONS
### Years ended June 30, 2007 and 2006

|  | 2007 | 2006 |
|---|---|---|
| Revenue: |  |  |
| Commissions | $ 996,799 | $ 746,769 |
| Interest income | 52,866 | 47,010 |
| Other income | 214,083 | 132,875 |
|  | 1,263,748 | 926,654 |
| Expenses: |  |  |
| Compensation and benefits | 339,045 | 324,571 |
| Commission expense | 292,100 | 219,908 |
| Professional services | 42,872 | 40,838 |
| Occupancy and equipment | 84,031 | 59,024 |
| Other | 129,997 | 146,685 |
|  | 888,045 | 791,026 |
| **Income before income taxes** | 375,703 | 135,629 |
| Income taxes | 130,197 | 38,512 |
| **Net income** | $ 245,506 | $ 97,116 |

See accompanying notes to financial statements.

| | |
|---|---:|
| **Balance at July 1, 2005** | $ 1,214,870 |
| Net income | 97,116 |
| **Balance at June 30, 2006** | 1,311,986 |
| Net income | 245,506 |
| **Balance at June 30, 2007** | $ 1,557,492 |

See accompanying notes to financial statements.

VENECREDIT SECURITIES, INC.
STATEMENTS OF CASH FLOWS
Years ended June 30, 2007 and 2006

|  | 2007 | 2006 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income | $ 245,506 | $ 97,116 |
| Adjustments to reconcile net income to net cash used in operating activities | | |
| Depreciation | 7,271 | 9,779 |
| Changes in assets and liabilities | | |
| Securities owned | (824,257) | – |
| Commissions receivable | (492) | 3,527 |
| Other assets | 31,905 | 4,358 |
| Accounts payable | 1,753 | (492) |
| Accrued commissions | 2,043 | 15,587 |
| Accrued expenses and other liabilities | (27,434) | 27,170 |
| Net cash from operating activities | (563,705) | 157,045 |
| | | |
| **Cash flows from investing activities** | | |
| Purchases of office furnishings and equipment | (1,656) | (2,643) |
| Net cash from investing activities | (1,656) | (2,643) |
| | | |
| Net change in cash and cash equivalents | (565,361) | 154,402 |
| | | |
| Cash and cash equivalents at beginning of year | 1,230,757 | 1,076,355 |
| | | |
| **Cash and cash equivalents at end of year** | $ 665,396 | $ 1,230,757 |
| | | |
| Supplemental disclosures: | | |
| Interest paid | $ - | $ - |
| Income taxes paid | 135,700 | (3,000) |

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Venecredit Securities, Inc. (the Company) was formed in May 2001 and is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company commenced operations in March 2002. The Company is a wholly-owned subsidiary of Escadia, N.V. The Company offers securities transaction services to its customers. The Company clears its securities transactions on a fully-disclosed basis through Pershing LLC, a subsidiary of The Bank of New York (Pershing). The Company is a member of and is regulated by the Financial Industry Regulatory Authority. The Company primarily operates in South Florida and Venezuela.

Revenue Recognition: Proprietary and customer securities transactions and related revenue and expense are recorded on a settlement date basis. The effect on the financial statements of using the settlement date basis rather than the trade date basis is not material. Mutual fund distribution fees are recognized when earned. Securities owned are stated at market value.

Securities Owned: The Company engages in trading activities for its own account. Securities that are held principally for resale in the near term are recorded at fair value with changes in fair value included in other income on the statement of operations. Quoted market prices are used to determine the fair value of securities owned.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows: The Company considers cash on hand, amounts due from depository institutions and short-term investments having an initial maturity of three months or less as cash and cash equivalents for purposes of the statement of cash flows.

Financial Instruments with Off-Balance-Sheet Risk: The Company, under the correspondent agreement with its clearing broker, has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. There were no accounts with margin balances as of June 30, 3007.

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Office Furnishings, Equipment, and Leasehold Improvements: Office furnishings, equipment, and leasehold improvements are stated at cost, less accumulated depreciation that is computed using the straight-line method. Office furnishings and equipment are depreciated over their useful lives, which range from three to five years. Leasehold improvements are depreciated over the lesser of their useful lives or the remaining lease term, which range from six to seven years.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

## NOTE 2 - FULLY-DISCLOSED CLEARING AGREEMENT

In 2002, the Company entered into a fully-disclosed clearing agreement with Pershing whereby customer accounts are cleared and carried by Pershing. The agreement calls for the Company to maintain a deposit balance in an account maintained by Pershing. At June 30, 2007 and 2006, the Company had $100,000 of cash on deposit to satisfy this requirement and this is included in other assets on the statement of financial condition. Either party may terminate the agreement without cause upon the receipt of 90 days written notice.

## NOTE 3 – CONCENTRATIONS OF CREDIT RISK

As of June 30, 2007 and 2006, the Company had concentrations of credit risk with depository institutions in the form of bank accounts, time deposits and clearing deposits, as well as with commercial entities in the form of commercial paper. Amounts due from depository institutions and commercial paper at year end were as follows.

|  | 2007 | 2006 |
|---|---|---|
| Due From Depository Institutions: | | |
| Pershing Operating Accounts | $ 124,376 | $ 62,827 |
| Pershing Deposit Account | 100,000 | 100,000 |
| Bank of America | 36,174 | 43,062 |
| | | |
| Commercial Paper: | | |
| General Electric Corp. | - | 601,122 |
| American Express Corp. | - | 523,746 |
| UBS Financial LLC | 299,239 | - |
| Bankamerica Corp. | 201,194 | - |
| | | |
| U.S. Government Bonds: | | |
| Federal Home Loan Mortgage Corp. | 99,824 | - |
| | | |
| Corporate Bonds: | | |
| Amsouth Bank | 281,495 | - |
| | | |
| Equity: | | |
| Best Buy Company Inc. | 88,673 | - |
| Jetblue Airways Corp. | 41,125 | - |
| Motorola Inc. | 88,500 | - |
| Newmont Mining Corp. | 97,650 | - |
| Starbucks Corp. | 78,720 | - |
| EBay Inc. | 48,270 | - |

(Continued)

## NOTE 4 - INCOME TAXES

Income tax expense was as follows.

|  | 2007 | 2006 |
|---|---|---|
| Current | $ 108,060 | $ 6,562 |
| Deferred | 22,137 | 31,950 |
|  | $ 130,197 | $ 38,512 |

Year-end deferred tax assets and liabilities were due to the following.

|  | 2007 | 2006 |
|---|---|---|
| Deferred tax assets: |  |  |
| Fixed asset depreciation | $ 3,719 | $ 5,389 |
| Capitalized organizational costs | - | 20,467 |
|  | $ 3,719 | $ 25,856 |

The federal statutory rate for the Company is 34%. Effective tax rates differ from the federal statutory rate applied to financial statement income due to the effect of state income taxes and other miscellaneous items.

## NOTE 5 - LEASES

In 2007, the Company renewed an operating lease for office space extending through 2013. Rent commitments under this noncancelable operating lease are as follows:

| | |
|---|---|
| 2008 | $ 116,926 |
| 2009 | 121,598 |
| 2010 | 126,456 |
| 2011 | 131,525 |
| 2012 | 136,778 |
| Thereafter | 11,398 |
| Total | $ 644,681 |

For the years ended June 30, 2007 and 2006, rent expense was $73,980 and $46,469.

(Continued)

## NOTE 5 – LEASES (Continued)

In 2006, the Company subleased a portion of the above mentioned lease extending through 2008. The Company received $44,948 in 2007 relating to the sublease. This amount was netted against occupancy and equipment expense in the statement of operations.

## NOTE 6 – CUSTOMER RESERVE REQUIREMENT

The Company is exempt from certain provisions of Rule 15c3-3, "Customer Protection: Reserves and Custody of Securities" under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

## NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital requirement is the greater of $100,000 or 6 2/3% of aggregate indebtedness. At June 30, 2007 and 2006, the Company had net capital of $1,424,199 and $1,215,119, which was $1,324,199 and $1,115,119 in excess of its required net capital. The Company's net capital ratio was 0.0647 to 1 at June 30, 2007 and 0.0953 to 1 at June 30, 2006. Advances to affiliates and other equity withdrawals are subject to certain notifications and other provisions of the net capital rule of the SEC and other regulatory bodies.

(Continued)

SUPPLEMENTARY INFORMATION

|  | 2007 | 2006 |
|---|---|---|
| Total stockholder's equity | $ 1,557,492 | $ 1,311,986 |
| Deductions and/or charges | | |
| Net office furniture and equipment | 6,755 | 12,369 |
| Other nonallowable assets | 53,717 | 84,498 |
|  | 60,472 | 96,867 |
| Net capital before haircuts on securities | 1,497,020 | 1,215,119 |
| Haircuts on securities | 72,821 | - |
| Net capital | $ 1,424,199 | $ 1,215,119 |
| Aggregate indebtedness | | |
| Items included in statement of financial condition | | |
| Accounts payable | $ 1,753 | $ - |
| Accrued commissions | 74,933 | 72,890 |
| Accrued expenses and other liabilities | 15,422 | 42,856 |
| Total aggregate indebtedness | $ 92,108 | $ 115,746 |
| Aggregate indebtedness to net capital | 6.47% | 9.53% |
| Computation of basic net capital requirement | | |
| Minimum net capital required | $ 100,000 | $ 100,000 |
| Net capital | 1,424,199 | 1,215,119 |
| Excess net capital | $ 1,324,199 | $ 1,115,119 |
| Excess net capital at 1,000% (net capital less 10% of total aggregate indebtedness) | $ 1,414,988 | $ 1,203,544 |

There are no material differences between the amounts presented above and the amounts presented in the Company's June 30, 2007, unaudited FOCUS Part IIA filings.

**Exemptive Provisions**

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A.  (k)(1) - $2,500 capital category as per Rule 15c3-1                          _____

B.  (k)(2)(i) - "Special Account for the Exclusive Benefit
      of Customers" maintained                                                 _____

C.  (k)(2)(ii) - All customer transactions cleared through another
      broker-dealer on a fully disclosed basis
      Name of clearing firm:  Pershing Advisor Solutions LLC                   _____X

D.  (k)(3) - Exempted by the order of the Commission                           _____


There are no material differences between the amounts presented above and the amounts presented in the Company's June 30, 2007, unaudited FOCUS Part IIA filings.

## INDEPENDENT AUDITORS' REPORT ON
## INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholder
Venecredit Securities, Inc.
Miami, Florida

In planning and performing our audit of the financial statements of Venecredit Securities, Inc. (the Company), as of and for the year ended June 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and

(Continued)

13.

recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Crowe Chizek and Company LLC

Fort Lauderdale, Florida,
August 8, 2007

END